Zomax Inc
ARLS
P.E. 12/28/01

Zomax Incorporated Annual Report

Table of contents

Zomax Incorporated is a leading international outsource provider of process management services. Zomax offers its customers in the software publishing and computer hardware industries an integrated end-to-end solution that includes e-commerce, customer care programs, multimedia replication, packaging, assembly, warehousing, distribution, fulfillment and returns processing. Companies in the e-commerce sector are also able to turn to Zomax for the strength of its fulfillment, logistics, manufacturing and customer contact infrastructure. By handling the day-to-day execution of operating details, Zomax frees its clients to focus on their core competencies of product development and marketing. Moreover, Zomax is able to offer clients consistent state-of-the-art technology in a rapidly evolving environment. Zomax clients gain the ability to deliver an exceptional experience to their customers without the worry of hands-on operational management.

Financial Highlights
(in thousands, except per share amounts)

For The Year Ended	December 28, 2001[1]	December 29, 2000
Sales	$ 216,797	$ 239,090
Gross Profit	50,109	71,526
Operating Income	18,145	37,994
Net Income	12,513	24,859
Earnings Per Share-Diluted	0.38	0.74
Weighted Average Common and Diluted Shares Outstanding	33,152	33,529
At Year's End		
Cash and cash equivalents	$ 74,999	$ 63,577
Working Capital	89,889	69,872
Total Assets	163,506	167,935
Long-Term Notes Payable, net of current portion	3,720	6,757
Shareholders' Equity	124,424	112,095

(1) Excludes non cash special charges totaling $3.5 million net of tax, or $0.11 per share. $2.9 million relates to the write-off of the Company's investment in an unconsolidated business: $0.6 million relates to the write-off of goodwill recorded as part of a 1997 acquisition.

To Our Friends and Shareholders:

As I look back on the year just completed, I am proud of our company. But not for the reasons you might expect to read about in an annual report to investors. In purely financial terms, 2001 was a difficult year for Zomax. We saw sales and profits decline, and that is disappointing. Yet the company has shown great resiliency in spite of what has proven to be a painful contraction in our industry. Sales may be down for the past year, but the qualities that make Zomax great emerged from this very challenging period undiminished.

The company is profitable, and has been through every quarter of a year that offered little in the way of opportunity for our industry. Operations continue to generate positive cash flow. The balance sheet is strong at the end of 2001, with minimal debt and more than $75 million in cash.

The customer relationships we enjoy with some of the world's best-known brands continue to grow. Indeed, we have time and again proven the value of our outsourcing services as customers sought increased operations flexibility to adapt and survive in a harsh economic climate. These strengthening relationships will serve us well going forward.

Most important, we have not let the hardships of the past year dampen our enthusiasm for excellence in every aspect of the service we provide our customers. No matter how the market changes or our business evolves, excellence will remain the constant core value at Zomax. It is what the world-class customers we serve demand, and what will continue to set Zomax apart in the marketplace. This proven commitment to excellence frees Zomax' customers to concentrate on their own core competencies, knowing we will deliver on ours.

Perhaps nothing better illustrates the fundamental role excellence plays in our business than the pair of prestigious industry awards given to our Ireland Customer Contact Center in November: International Outsource Partner of the Year and Call Center Team Leader of the Year. I'd like to take this opportunity to thank the Ireland Customer Contact Center and all Zomax employees in North America and Europe for their efforts over the past year. With the excellent record of our operations and the strength of our business fundamentals, I'm convinced Zomax is in an optimal position to gain market share and continue to lead our industry as economic conditions around the world begin to improve.

The most significant event of the year 2001 fell entirely outside of the scope of our business or our control, even as it affected us deeply. This of course is the tragedy of September 11th. I would like to join with all Zomax employees in offering our condolences to those directly affected by the terrorist attacks, as well as our heartfelt admiration for their indomitable spirit in the months of recovery that followed that shocking day. It is this spirit that will serve as inspiration for all of us in the years to come.

It is to the years ahead that we now turn. Business cycles may come and go, but humankind's thirst for information continues to grow unabated. With that will come new opportunities. The difficult work of cost containment accomplished during the past year has kept the company profitable, and now puts us in a strong position to meet the challenges ahead. Most immediately, we intend to focus on our goal of developing a strong presence in Asia. This is an important step in our plan to offer a comprehensive global solution to the OEM, software publishing and multimedia industries. I thank you for your continued support as we look forward to the coming year.

James T. Anderson
Chairman and Chief Executive Officer

SELECTED FINANCIAL DATA
(in thousands, except per share data)

	For the years ended				
	2001[1]	2000	1999[2]	1998	1997[3]
Statement of operations data:					
Sales	$ 216,797	$ 239,090	$238,698	$ 61,485	$ 47,877
Gross profit	50,109	71,526	73,916	16,804	15,104
Selling, general and administrative expenses	31,964	33,532	37,724	10,595	9,860
Operating income	17,222	37,994	36,192	6,209	5,244
Income before income taxes	14,254	38,451	37,804	6,141	5,218
Provision for income taxes	5,221	13,592	11,977	2,475	2,090
Net income	9,033	24,859	25,827	3,666	3,128
Earnings per share:					
Basic	0.28	0.78	0.87	0.14	0.15
Diluted	0.27	0.74	0.79	0.13	0.15
Weighted average number of common shares outstanding :					
Basic	32,364	31,915	29,662	25,470	20,896
Diluted	33,152	33,529	32,692	26,926	21,430

	2001	2000	1999	1998	1997
Balance sheet data (at year's end):					
Cash and cash equivalents	$ 74,999	$ 63,577	$ 51,128	$ 25,621	$ 5,213
Working capital	89,889	69,872	47,466	26,969	5,049
Total assets	163,506	167,935	142,304	65,423	31,026
Long-term notes payable, net of current portion	3,720	6,757	10,603	1,746	3,104
Shareholders' equity	124,424	112,095	82,430	50,087	16,463

(1) Results of operations for the year ended December 28, 2001, include one-time charges of $2.9 million, net of tax, or $.09 per share and $0.6 million, net of tax, or $.02 per share for the write-off of the Company's investment in Microgistix and the write-off of goodwill related to the acquisition of Trotter Technologies, Inc., respectively.

(2) In January 1999, the Company acquired the businesses and certain net assets of Kao Corporation in the United States, Canada, Ireland and Germany. Kao's results of operations have been included with the Company's results of operations since the date of acquisition.

(3) A pro forma provision for income taxes has been established as if all consolidated companies were taxable entities for all periods presented. Prior to 1998, certain acquired companies operated as nontaxable entities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company is a leading international outsource service provider of process management services. The Company's fully integrated services include: "front end" E-commerce support; customer contact centers and customer support solutions; DVD authoring services; CD and DVD mastering; CD and DVD replication; supply chain and inventory management; graphic design; print management; CD and DVD printing; assembly; packaging; warehousing; distribution and fulfillment; and RMA processing services. The Company has facilities in the United States, Canada and Ireland.

The Company's business has been characterized by short lead times for customer orders. For this reason and because of the timing of orders, delivery intervals and the possibility of customer changes in delivery schedules, the Company's backlog as of any particular date is not a meaningful indicator of future financial results.

Critical Accounting Policies

Zomax prepares the consolidated financial statements in conformity with accounting principles generally accepted in the United States. As such, the Company is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The critical accounting policies, which Zomax believes are the most critical to aid in fully understanding and evaluating its reported financial results, include the following:

Revenue recognition. The Company records sales revenue at the time merchandise is shipped or as services are rendered. For certain customers, merchandise is invoiced upon completion of orders, with shipment occurring based on written customer instructions. In these cases, the customer accepts title to the goods as of the date of the Company's invoice. In each case of bill and hold sales, the Company ensures that the transaction complies with the conditions and considerations contained in Accounting and Auditing Enforcement Release No. 108 of the Securities and Exchange Commission (SEC).

The Company records amounts being charged to customers for shipping and handling as revenue in accordance with Emerging Issues Task Force (EITF) Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." Historically, the Company had netted the shipping and handling revenue with the costs of shipping and handling in cost of sales.

Accounts Receivable. Zomax performs ongoing credit evaluations of its customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by review of their current credit information. The Company continuously monitor collections and payments from customers and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same credit loss rates as in the past. Since the Company's accounts receivable are concentrated in a relatively few number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of the Company's accounts receivables and future operating results.

Inventories. Inventories are valued at the lower rate of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales.

Related party transactions. As of December 28, 2001, the Company owned 25.2% of Microgistix which was accounted for under the equity method of accounting. Microgistix conducts its operations through two wholly owned subsidiaries, Microgistix.com, Inc. and Point Group Corporation. Microgistix.com, Inc. has developed proprietary software for Internet commerce and operates a web site selling computer software over the Internet. Point Group Corporation is a licensee and reseller of computer software.

Sales by the Company to the Point Group Corporation totaled $4.9 million, $6.1 million, and $1.2 million in 2001, 2000 and 1999, respectively. Point Group Corporation's accounts receivable balances totaled $1.1 million, $2.2 million and $0.1 million in 2001, 2000 and 1999, respectively. The Company has eliminated unrealized profit associated with the sales to Point Group Corporation to the extent of its equity interest.

In December 2001, the Company wrote off its remaining investment in Microgistix, which amounted to $4.4 million pretax. Based on Microgistix's historical operating results and cash flow requirements, the Company could not foresee that it would be able to recover the carrying amount of its investment in Microgistix or that Microgistix has the ability to sustain an earnings capacity which would justify the carrying amount of the investment.

Recently issued accounting pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible

Assets". SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective the first day of fiscal 2002. The adoption of SFAS No. 142 will have no effect on the Company's financial position or results of operations as the Company has no remaining goodwill or other intangibles as of December 28, 2001.

Results of Operations

The following table sets forth certain operating data as a percentage of sales for the periods indicated.

	For the Years Ended		
	December 28, 2001	December 29, 2000	December 31, 1999
Sales	100.0%	100.0%	100.0%
Cost of sales	76.9	70.1	69.0
Gross profit	23.1	29.9	31.0
Selling, general and administrative expenses	14.7	14.0	15.8
Impairment of goodwill	0.4	-	-
Operating income	8.0	15.9	15.2
Equity in losses of unconsolidated entity	0.3	0.6	0.8
Impairment of investment in unconsolidated entity	2.0	-	-
Gain on unconsolidated entity stock sale	-	-	(1.5)
Interest expense	0.3	0.5	0.5
Interest income	(1.2)	(1.4)	(0.4)
Other expense, net	-	0.1	-
Income before income taxes	6.6	16.1	15.8
Provision for income taxes	2.4	5.7	5.0
Net income	4.2%	10.4%	10.8%

For Years Ended December 28, 2001 and December 29, 2000

Sales. The Company's total sales decreased 9.3% to $216.8 million in 2001 as compared to $239.1 million in 2000. The decrease in sales for the year resulted from a 9.6% decrease in CD and DVD related sales. The decrease primarily relates to unit volume decreasing by 18.0% during 2001 offset by the average unit price increasing 9.9% due to the Company performing more value added services for customers. Sales in 2001 were negatively affected by the slowdown in personal computer and software spending and worldwide economic uncertainty.

Cost of Sales. Cost of sales as a percentage of sales were 76.9% in 2001 and 70.1% in 2000. Cost of sales decreased $0.9 million to $166.7 million from $167.6 million in 2000. The cost of sales percentage increase is primarily due to the Company's sales mix and pricing pressures. The Company's sales mix for 2001 included an increase in lower margin materials and freight billings, while fixed costs increased as a percentage of sales due to CD/DVD manufacturing capacity completed last year and manufacturing operating at lower utilization. These increases were partially offset with a decrease in the amount of outsourced production, which is more costly than CDs produced internally. The Company outsources its CD production when customer orders exceed its production capabilities. The Company outsourced 2% of its CD production in 2001 and 7% in 2000.

Selling, general and administrative expenses. Selling, general and administrative expenses as a percentage of sales were 14.7% in 2001 and 14.0% in 2000. Selling, general and administrative expenses decreased $1.5 million to $32.0 million in 2001 from $33.5 million in 2000. The decrease in dollars was achieved with operational efficiencies and cost containment measures implemented in 2001.

Impairment of goodwill. The Company analyzed projected undiscounted cash flows and determined that goodwill associated with the 1997 purchase of Trotter Technologies, Inc. was impaired. Accordingly, the Company charged to earnings the entire amount of unamortized goodwill of approximately $0.9 million in 2001. The write-down of the goodwill was based on an analysis of projected discounted cash flows, which were no longer deemed adequate to support the value of goodwill associated with the business.

Equity in losses of unconsolidated entity. During 2001, the Company recognized a loss of $0.6 million from its equity investment in Microgistix compared to a $1.4 million loss in 2000. The losses represents the Company's share of Microgistix losses and the amortization of the Company's excess purchase price of the Microgistix common stock acquired over the fair value of the underlying net assets.

Impairment of investment in unconsolidated entity. In December 2001, the Company wrote off its remaining investment in Microgistix, which amounted to $4.4 million. Based on Microgistix's historical operating results and cash flow requirements, the Company could not foresee that it would be able to recover the carrying amount of its investment in Microgistix or that Microgistix has the ability to sustain an earnings capacity which would justify the carrying amount of the investment.

Interest income and expense. Interest income was $2.7 million and $3.2 million for 2001 and 2000, respectively. Interest expense was $0.6 million and $1.1 million for 2001 and 2000, respectively. Interest income decreased due to lower interest rates. Interest expense decreased as a result of lower outstanding loan balances and lower interest rates.

Other expense, net. Other expense consists of foreign currency losses.

Provision for income taxes. The effective income tax rate for 2001 was 36.6% compared to 35.3% in 2000. The increase in the effective tax rate is due primarily to a lower amount of income from Ireland, which has a lower effective tax rate.

Net income. Net income for 2001 decreased 63.7% to $9.0 million compared to $24.9 million in 2000.

For the Years Ended December 29, 2000 and December 31, 1999

Sales. The Company's total sales increased 0.2% to $239.1 million in 2000 as compared to $238.7 million in 1999. The increase in sales for the year resulted from a 7.2% increase in CD and DVD related sales and a 4.1% increase from the customer contact centers. These increases were partially offset by a 58.7% decrease in diskette, audio cassette and RMA sales, which represented 4.1% of total sales in 2000. Sales in the second half of 2000 were negatively affected by the slowdown in personal computer and software spending and worldwide economic uncertainty. Although CD and DVD unit volumes increased 11.7% in 2000, the average unit price declined as customers reduced their product costs in this uncertain economic environment and CD prices declined due to excess capacity within our industry.

Cost of sales. Cost of sales as a percentage of sales was 70.1% in 2000 and 69.0% in 1999. In dollars, cost of sales increased $2.8 million to $167.6 million from $164.8 million in 1999. The cost of sales percentage increase is primarily due to increases in polycarbonate prices, increase in depreciation expense for additional property and equipment acquired during the year, customer efforts to reduce their product costs and changes in product mix. In addition, the manufacturing facilities operated at lower utilization rates in 2000 with the softness of the industry and a 20% increase in capacity created in 2000. These increases were partially offset with a decrease in the amount of outsourced production, which is more costly than CDs produced internally. The Company outsources its CD production when customer orders exceed its production capabilities. The Company outsourced 7% of its CD production in 2000 and 9% in 1999.

Selling, general and administrative expenses. Selling, general and administrative expenses as a percentage of sales were 14.0% in 2000 and 15.8% in 1999. In dollars, selling, general and administrative expenses decreased $4.2 million to $33.5 million in 2000 from $37.7 million in 1999. The decrease in dollars and as a percentage of sales was achieved with operational efficiencies, lower compensation incentives in 2000 and consolidation of certain facilities.

Equity in losses of unconsolidated entity. During 2000, the Company recognized a loss of $1.4 million from its equity investment in Microgistix (formerly Chumbo Holdings Corporation (Chumbo)) compared to a $1.9 million loss in 1999. The losses represents the Company's share of Chumbo losses and the amortization of the Company's excess purchase price of the Chumbo common stock acquired over the fair value of the underlying net assets. In December 1999, Chumbo sold additional equity in a private round of financing. The Company recognized a gain of $3.7 million on Chumbo's issuance of additional equity, representing the increase in the Company's share of Chumbo's net assets after the funding.

Interest income and expense. Interest income was $3.2 million and $1.0 million for 2000 and 1999, respectively. Interest expense was $1.1 million and $1.2 million for 2000 and 1999, respectively. Interest income increased due to higher cash balances and higher interest rates on amounts invested.

Other expense, net. Other expense consists of foreign currency losses.

Provision for income taxes. The effective income tax rate for 2000 was 35.3% compared to 31.7% in 1999. The increase in the effective tax rate is due primarily to a lower amount of income from Ireland, which has a lower effective tax rate.

Net income. Net income for 2000 decreased 3.7% to $24.9 million compared to $25.8 million in 1999.

Liquidity and Capital Resources

As of December 28, 2001, the Company had working capital of $89.9 million, compared to working capital of $69.9 million as of December 29, 2000 and $47.5 million as of December 31, 1999. The increase in working capital in 2001 was primarily due to the increase in cash and a decrease in payables and accrued expenses during the year. The increase in working capital in 2000 was primarily due to the increase in cash provided by operating activities. The increase in working capital in 1999 was primarily due to the increase in cash provided by operating activities which were significantly impacted by the Kao acquisition.

As of December 28, 2001, the Company had cash totaling $75.0 million. Cash generated from operating activities was $17.1 million, $32.9 million and $64.7 million during 2001, 2000 and 1999, respectively. The decrease in cash generated from operating activities is primarily related to lower net income in 2001. The decrease in cash generated from operating activities in 2000 as compared to 1999 was due primarily to 1999 being a fifty-three week year, which allowed for additional collections on accounts receivable and shipping of inventory. The remainder of the decrease related to normal fluctuations in working capital components. The increase in 1999 operating cash flow resulted primarily from the increase in net income and improvements in accounts receivable collections from the Kao acquired businesses.

Cash used in investing activities was $4.9 million, $14.3 million, and $53.4 million in 2001, 2000 and 1999, respectively. The purchase of property and equipment was $4.9 million, $14.3 million and $12.0 million in 2001, 2000 and 1999, respectively. In 1999, the Company used $42.5 million to purchase the businesses and net assets of Kao.

Cash provided by financing activities in 2001 related to the Company receiving $4.1 million from the issuance of common stock offset by $3.8 million used to reduce notes payable. The Company used $4.7 million for financing activities in 2000, which was comprised of $5.0 million used to repurchase Company common stock under its current stock buy-back program and $4.1 million used to reduce notes payable. These were offset by $4.4 million received from the issuance of common stock. In 1999, the Company financed a portion of the Kao acquisition with the proceeds of a $15.0 million term loan facility. The Company also reduced notes payable by $3.6 million.

As of December 28, 2001, December 29, 2000 and December 31, 1999, the Company had a revolving line of credit facility for up to $25.0 million of borrowings. Such borrowings are limited to an amount based on a formula using eligible accounts receivable and inventories. There were no borrowings outstanding under the revolving line of credit facility at December 28, 2001, December 29, 2000 and December 31, 1999.

As of December 28, 2001, December 29, 2000 and December 31, 1999, the Company had total outstanding debt of $6.7 million, $10.5 million and $14.6 million, respectively. The Company's future payments of long-term debt and operating leases as of December 28, 2001 are as follows (in millions):

	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt	$6.7	$3.0	$3.7	$-	$-
Operating leases	40.5	5.5	7.0	5.0	23.0
Total	$47.2	$8.5	$10.7	$5.0	$23.0

Future liquidity needs will depend on, among other factors, the timing of capital expenditures and expenditures in connection with any acquisitions, changes in customer order volume and the timing and collection of receivables. The Company believes existing cash balances, anticipated cash flow from operations and amounts available under existing credit facilities will be sufficient to fund its operations for the foreseeable future.

Market Risk

Foreign currency. A portion of the Company's operations are located in foreign jurisdictions including Ireland and Canada. The Company's financial results could be significantly affected by factors such as changes in foreign currency or weak economic conditions in foreign markets. In addition, sales of products and services are directly impacted by the value of the U.S. dollar relative to other currencies.

Foreign currency gains and losses are reflected in the Company's financial statements. The net exchange loss was nil in 2001. The Company anticipates it will incur exchange gains and losses from foreign operations in the future.

Interest. As of December 28, 2001, the Company had total outstanding debt of $6.7 million, with interest rates that are tied to the prime rate or LIBOR. Therefore, the Company is subject to exposure to interest rate risk for these borrowings based on fluctuations in the interest rates. Based upon the outstanding indebtedness as of December 28, 2001, an increase in the interest rates of 1.0% would cause a corresponding increase in our annual interest expense of approximately $0.1 million.

Euro Currency Conversion

On January 1, 1999, 11 of the 15 member countries of the European Union, including Ireland, adopted the "Euro" as their common legal currency. The Euro trades on currency exchanges and is available for non-cash transactions. From January 1, 2000 through January 1, 2002, each of the participating countries is scheduled to maintain its national ("legacy") currency as legal tender for goods and services. Beginning January 1, 2002, new euro-denominated bills and coins were issued, and legacy currencies will be withdrawn from circulation no later than July 1, 2002. The Company's foreign operating subsidiaries affected by the Euro conversion have evaluated the business issues raised, including the competitive impact of cross-border price transparency. The Euro currency conversion did not have a material effect on its results of operations or financial position.

Inflation

Historically, inflation has not had a material impact on the Company. The cost of the Company's products is influenced by the cost of raw materials and labor. There can be no assurance that the Company will be able to pass on any increased material and labor costs to its customers in the future.

Seasonality

The demand for CDs and other multimedia consumer products is generally seasonal, with increases during the fall reflecting increased demand relative to the new school year and holiday season purchases. This seasonality could result in significant quarterly variations in financial results, with the third and fourth quarters generally being the strongest.

Outlook

The statements contained in this Outlook section and elsewhere in this Annual Report are based on current expectations. These statements are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast" and similar words or expressions. The Company's forward-looking statements generally relate to its growth strategy, financial results, sales efforts and cash requirements. There are certain important factors that could cause actual results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, among others, those identified below.

The Company believes the worldwide demand for CD/DVDs has declined due to the economic slowdown in the PC and software markets. Unit prices may continue to decline given the overcapacity state of the industry.

If CD market demand continues to decline, the Company's revenues will be directly and adversely impacted and the manufacturing capacity installed will be further underutilized. Pricing strategies of competitors and general economic factors, such as consumer confidence and inflation, directly impact the Company. A substantial part of the Company's revenue is derived from a small number of key customers, and revenues will be significantly lower than expected if the Company cannot retain these customers. In addition, if the Company does not respond rapidly to technological changes, it is subject to the loss of some of its customer base, which will materially and adversely effect revenue.

The Company undertakes no obligation to update any forward-looking statements, but investors are advised to consult any further disclosures by the Company on this subject in its filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K (if any), in which the Company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

Common Stock

The Company's common stock trades on the Nasdaq National Market under the symbol "ZOMX". A summary of the range of high and low bid quotations for the Company's common stock for the two years ended December 28, 2001, is presented below. These prices reflect interdealer prices and do not include retail markups, markdowns or commissions.

Fiscal Year Ended December 29, 2000:	High	Low
First Quarter	$ 33.13	$ 20.44
Second Quarter	$ 28.59	$ 12.63
Third Quarter	$ 19.88	$ 6.63
Fourth Quarter	$ 7.44	$ 4.00

Fiscal Year Ended December 28, 2001:	High	Low
First Quarter	$ 7.44	$ 4.16
Second Quarter	$ 8.91	$ 3.44
Third Quarter	$ 9.22	$ 4.25
Fourth Quarter	$ 8.90	$ 5.01

The Company has never paid cash dividends on its capital stock and does not anticipate declaring or paying any cash dividends in the foreseeable future. The Company will retain future earnings for the development of its business.

As of March 6, 2002, the Company had 423 stockholders of record, including stockholders whose stock is held either in nominee name and/or street name brokerage accounts. Based on information which the Company has obtained from its transfer agent, there are approximately 18,000 stockholders whose stock is held either in nominee name and/or street name brokerage accounts.

ZOMAX INCORPORATED AND SUBSIDIARIES

Consolidated balance sheets

(In thousands)

	December 28, 2001	December 29, 2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 74,999	$ 63,577
Accounts receivable, net of allowance of $2,234 and $2,408	30,328	32,182
Inventories	11,142	13,992
Deferred income taxes	3,183	2,374
Prepaid expenses and other	3,855	3,543
Total current assets	123,507	115,668
PROPERTY AND EQUIPMENT, net	39,913	46,159
INVESTMENT IN UNCONSOLIDATED ENTITY	-	5,031
OTHER ASSETS	86	1,077
	$ 163,506	$ 167,935
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of notes payable	$ 2,976	$ 3,788
Accounts payable	12,964	21,968
Accrued expenses-		
Accrued royalties	6,424	7,217
Accrued compensation	5,743	6,349
Other	1,794	3,212
Income taxes payable	3,717	3,262
Total current liabilities	33,618	45,796
LONG-TERM NOTES PAYABLE, net of current portion	3,720	6,757
DEFERRED INCOME TAXES	1,744	3,287
Total liabilities	39,082	55,840
COMMITMENTS AND CONTINGENCIES (Notes 8 and 9)		
SHAREHOLDERS' EQUITY:		
Common stock, no par value, 100,000 shares authorized; 32,833 and 31,737 shares issued and outstanding	63,214	58,456
Retained earnings	67,126	58,093
Accumulated other comprehensive loss	(5,916)	(4,454)
Total shareholders' equity	124,424	112,095
	$ 163,506	$ 167,935

The accompanying notes are an integral part of these consolidated balance sheets.

ZOMAX INCORPORATED AND SUBSIDIARIES
Consolidated statements of operations
(In thousands, except per share data)

	For the years ended		
	December 28, 2001	December 29, 2000	December 31, 1999
SALES	$ 216,797	$ 239,090	$ 238,698
COST OF SALES	166,688	167,564	164,782
Gross profit	50,109	71,526	73,916
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	31,964	33,532	37,724
IMPAIRMENT OF GOODWILL	923	-	-
Operating income	17,222	37,994	36,192
EQUITY IN LOSSES OF UNCONSOLIDATED ENTITY	(631)	(1,416)	(1,890)
IMPAIRMENT OF INVESTMENT IN UNCONSOLIDATED ENTITY	(4,400)	-	-
GAIN ON UNCONSOLIDATED ENTITY STOCK SALE	-	-	3,685
INTEREST EXPENSE	(577)	(1,103)	(1,179)
INTEREST INCOME	2,651	3,225	1,036
OTHER EXPENSE, net	(11)	(249)	(40)
Income before income taxes	14,254	38,451	37,804
PROVISION FOR INCOME TAXES	5,221	13,592	11,977
NET INCOME	$ 9,033	$ 24,859	$ 25,827
EARNINGS PER SHARE:			
Basic	$ 0.28	$ 0.78	$ 0.87
Diluted	$ 0.27	$ 0.74	$ 0.79
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	32,364	31,915	29,662
DILUTIVE EFFECT OF STOCK OPTIONS AND WARRANTS	788	1,614	3,030
WEIGHTED AVERAGE COMMON AND DILUTED SHARES OUTSTANDING	33,152	33,529	32,692

The accompanying notes are an integral part of these consolidated financial statements.

ZOMAX INCORPORATED AND SUBSIDIARIES

Consolidated statements of shareholders' equity

(In thousands)

	Common stock Shares	Common stock Amount	Retained earnings	Accumulated other comprehensive loss	Total
BALANCE, December 25, 1998	28,756	$ 42,680	$ 7,407	$ -	$ 50,087
Comprehensive income:					
Net income	-	-	25,827	-	
Translation adjustments	-	-	-	(2,757)	
Total comprehensive income	-	-	-	-	23,070
Common stock issued under employee stock purchase plan	186	622	-	-	622
Common stock issued upon exercise of stock options and warrants	2,024	2,740	-	-	2,740
Tax benefit realized from exercise of stock options	-	5,911	-	-	5,911
BALANCE, December 31, 1999	30,966	51,953	33,234	(2,757)	82,430
Comprehensive income:					
Net income	-	-	24,859	-	
Translation adjustments	-	-	-	(1,697)	
Total comprehensive income	-	-	-	-	23,162
Common stock issued under employee stock purchase plan	143	1,412	-	-	1,412
Common stock issued upon exercise of stock options and warrants	1,428	3,031	-	-	3,031
Tax benefit realized from exercise of stock options	-	7,100	-	-	7,100
Common stock repurchased (Note 5)	(800)	(5,040)	-	-	(5,040)
BALANCE, December 29, 2000	31,737	58,456	58,093	(4,454)	112,095
Comprehensive income:					
Net income	-	-	9,033	-	
Translation adjustments	-	-	-	(1,462)	
Total comprehensive income	-	-	-	-	7,571
Common stock issued under employee stock purchase plan	339	1,311	-	-	1,311
Common stock issued upon exercise of stock options and warrants	757	2,756	-	-	2,756
Tax benefit realized from exercise of stock options	-	430	-	-	430
Stock compensation expense	-	261	-	-	261
BALANCE, December 28, 2001	32,833	$ 63,214	$ 67,126	$ (5,916)	$ 124,424

The accompanying notes are an integral part of these consolidated financial statements.

ZOMAX INCORPORATED AND SUBSIDIARIES
Consolidated statements of cash flows
(In thousands)

	For the years ended		
	December 28, 2001	December 29, 2000	December 31, 1999
OPERATING ACTIVITIES:			
Net income	$ 9,033	$ 24,859	$ 25,827
Adjustments to reconcile net income to net cash provided by operating activities-			
Depreciation and amortization	10,443	9,758	7,970
Stock compensation expense	261	-	-
Impairment of goodwill	923	-	-
Equity in losses of unconsolidated entity	631	1,416	1,890
Impairment of investment in unconsolidated entity	4,400	-	-
Foreign currency exchange	11	249	40
Tax benefits from employee stock option plan	430	7,100	5,911
Gain on unconsolidated entity stock sale	-	-	(3,685)
Deferred income taxes	(2,352)	1,179	149
Changes in operating assets and liabilities:			
Accounts receivable	1,265	(4,504)	11,987
Inventories	2,739	(4,493)	(1,515)
Prepaid expenses and other	(290)	(1,021)	(1,816)
Accounts payable	(8,642)	2,615	7,285
Accrued expenses	(2,261)	(5,832)	7,538
Income taxes payable	475	1,533	3,081
Net cash provided by operating activities	17,066	32,859	64,662
INVESTING ACTIVITIES:			
Purchase of property and equipment	(4,934)	(14,283)	(11,963)
Acquisitions, net of cash acquired	-	-	(42,500)
Change in other assets	(15)	(44)	1,088
Net cash used in investing activities	(4,949)	(14,327)	(53,375)
FINANCING ACTIVITIES:			
Proceeds from notes payable	-	-	15,000
Repayment of notes payable	(3,778)	(4,123)	(3,560)
Repurchase of common stock	-	(5,040)	-
Issuance of common stock, net	4,067	4,443	3,362
Net cash provided by (used in) financing activities	289	(4,720)	14,802
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(984)	(1,363)	(582)
Net increase in cash	11,422	12,449	25,507
CASH AND CASH EQUIVALENTS:			
Beginning of year	63,577	51,128	25,621
End of year	$ 74,999	$ 63,577	$ 51,128
SUPPLEMENTAL CASH FLOW DISCLOSURE:			
Cash paid for interest	$ 585	$ 1,125	$ 1,125
Cash paid for income taxes	$ 6,205	$ 1,625	$ 2,682

The accompanying notes are an integral part of these consolidated financial statements.

1 BUSINESS DESCRIPTION

Zomax Incorporated and subsidiaries (Zomax or the Company) is a leading international outsource provider of process management services. The Company's fully integrated services include front-end e-commerce support, call center and customer support solutions; DVD authorizing services; CD and DVD mastering; CD and DVD replication; supply chain and inventory management; graphic design; print management; assembly; packaging; warehousing; distribution and fulfillment; and RMA processing. The Company has facilities in the United States, Canada and Ireland.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Fiscal year-end

The Company's fiscal year ends on the last Friday of the calendar year. For the purposes of these notes to the consolidated financial statements, the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999 are referred to as 2001, 2000 and 1999, respectively. The fiscal year ended in 1999 included fifty-three weeks as compared to fifty-two weeks in 2001 and 2000.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company records sales revenue at the time merchandise is shipped or as services are rendered. For certain customers, merchandise is invoiced upon completion of orders, with shipment occurring based on written customer instructions. In these cases, the customer accepts title to the goods as of the date of the Company's invoice. In each case of bill and hold sales, the Company ensures that the transaction complies with the conditions and considerations contained in Accounting and Auditing Enforcement Release No. 108 of the Securities and Exchange Commission (SEC). In 2001, 2000 and 1999, one customer represented 35 percent, 40 percent and 39 percent, respectively, of the Company's sales.

Effective January 1, 2000, the Company began recording amounts being charged to customers for shipping and handling as revenue in accordance with recently released Emerging Issues Task Force (EITF) Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." Historically, the Company had netted the shipping and handling revenue with the cost of shipping and handling in cost of sales. The Company has reclassified $9,437,000 in 1999 from cost of sales to sales in the accompanying consolidated statements of operations.

Cost of sales

The Company includes direct labor, direct materials and production overhead, which includes shipping costs, in cost of sales on the consolidated statements of operations.

Cash and cash equivalents

Cash and cash equivalents primarily consist of highly liquid short-term investments with original maturities of 90 days or less and are recorded at cost, which approximates market value.

Inventories

Inventories, consisting of material, labor and overhead, are stated at the lower of first-in, first-out cost or market. Inventories were as follows (in thousands):

	December 28, 2001	December 29, 2000
Raw materials	$ 8,575	$ 8,709
Work in process	896	3,855
Finished goods	1,671	1,428
	$ 11,142	$ 13,992

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance are charged to expense as incurred, while significant improvements are capitalized. Depreciation is calculated using the straight-line method for financial reporting purposes over the estimated useful lives. Depreciation expense totaled $10,363,000 in 2001, $9,678,000 in 2000 and $7,895,000 in 1999.

Property and equipment consisted of the following (dollars in thousands):

	December 28, 2001	December 29, 2000	Lives
Manufacturing equipment	$ 60,160	$ 57,101	7 years
Office equipment	5,683	6,417	5–7 years
Land, building and leasehold improvements	7,194	6,780	4–35 years
	73,037	70,298	
Less- Accumulated depreciation and amortization	(33,124)	(24,139)	
Property and equipment, net	$ 39,913	$ 46,159	

Income taxes

Zomax Incorporated and its subsidiaries file a consolidated federal income tax return and separate state and foreign returns. Deferred income taxes are provided for differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, based on the expected income tax rates for the year in which these temporary differences are expected to reverse. Foreign net operating loss carryforwards may be carried forward indefinitely.

Fair value of financial instruments

The financial instruments with which the Company is involved are primarily of a traditional nature. For most instruments, including cash, receivables, accounts payable, accrued expenses and short-term debt, the Company believes that the carrying amounts approximate fair value because of their short-term nature. The carrying value of long-term debt approximated fair value as of December 28, 2001 and December 29, 2000. The fair values are based on current rates available to the Company.

Long-lived assets

Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. If any such impairment exists, the related assets would be written down to fair value.

As a result of a slowdown in the RMA processing business in the second half of 2001, the Company analyzed projected undiscounted cash flows and determined that goodwill associated with the 1997 purchase of Trotter Technologies, Inc. was impaired. Accordingly, the Company charged to earnings the entire amount of unamortized goodwill of approximately $923,000 in 2001. The write-off of the goodwill was based on an analysis of projected discounted cash flows, which were no longer deemed adequate to support the value of goodwill associated with the business. Excluding the write-off in 2001, amortization expense totaled $80,000 in 2001, $80,000 in 2000 and $75,000 in 1999.

Royalty payments

The Company has license agreements with certain companies for the use of certain CD and DVD manufacturing technology. The Company accrues for royalties based on units sold.

Earnings per share

Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted EPS is computed by dividing net income by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common shares related to stock options and warrants had been issued. Potential common shares of 671,000, 654,000 and 199,000 related to the Company's outstanding stock options were excluded from the computation of diluted earnings per share for 2001, 2000 and 1999, respectively, as inclusion of these shares would have been antidilutive.

Foreign currency translation

Zomax converts assets and liabilities of foreign operations to their U.S. dollar equivalents at exchange rates in effect at the balance sheet date and records translation adjustments as a component of shareholders' equity in the consolidated balance sheets. Income statements of foreign operations are translated from the operations' functional currency to U.S. dollar equivalents at the average exchange rates prevailing during the period. Foreign exchange transaction gains and losses are reported in other expense, net on the consolidated statements of operations.

Recently issued accounting pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective the first day of fiscal 2002. The adoption of SFAS No. 142 will have no effect on the Company's financial position or results of operations as the Company has no remaining goodwill or other intangibles as of December 28, 2001.

3 ACQUISITIONS

In January 1999, the Company acquired the businesses and certain net assets of Kao Corporation (Kao) in the United States, Canada, Ireland and Germany. The purchase price for the businesses, net assets and net working capital acquired was $37,500,000 in cash, plus transaction costs. The assets and businesses acquired by the Company were used in the manufacturing and sale of CDs and related businesses, and the Company intends to continue to use the assets and businesses in a similar manner. The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to net assets acquired based on their estimated fair values. Kao's results of operations have been included in the accompanying consolidated statements of operations since the date of acquisition.

Investment in unconsolidated entity

On October 2, 1998, the Company acquired 4,310,345 shares of the common stock of Microgistix (formerly Chumbo Holdings Corporation), a private company, in exchange for cash and warrants for total consideration of $5,000,000. The warrants were granted to certain shareholders of Microgistix to purchase 400,000 shares of the Company's common stock at a price of $5.00 per share. The warrants were immediately exercisable for a period of three years. At the time of the investment, the Company owned approximately one-third of the outstanding equity of Microgistix, which is accounted for using the equity method of accounting. As part of the agreement, Zomax has access to Microgistix's proprietary Internet software to service customers of the Company. The Company's chief executive officer (CEO) served as Microgistix's CEO until August 27, 1999, and in recognition of his additional duties and responsibilities, received warrants to purchase Microgistix's common stock.

In December 1999, Microgistix sold additional equity in a private round of financing. The Company recognized a gain on Microgistix's issuance of additional equity in the amount of $3,685,000, representing the increase in the Company's share of Microgistix's net assets after the transaction. As of December 28, 2001, the Company owns 25.2 percent of Microgistix. The Company recognized a loss of $631,000, $1,416,000 and $1,890,000 in 2001, 2000, and 1999, respectively, representing its share of Microgistix's net loss and amortization of the purchase price in excess of the underlying fair value of net assets acquired.

In December 2001, the Company wrote off its remaining investment in Microgistix, which amounted to $4,400,000. Based on Microgistix's historical operating results and cash flow requirements, the Company could not foresee that it would be able to recover the carrying amount of its investment in Microgistix or that Microgistix has the ability to sustain an earnings capacity which would justify the carrying amount of the investment.

Microgistix conducts its operations through two wholly owned subsidiaries, Microgistix.com, Inc. and Point Group Corporation. Microgistix.com, Inc. has developed proprietary software for Internet commerce and operates a web site (http/www.microgistix.com) selling computer software over the Internet. Point Group Corporation is a licensee and reseller of computer software.

Sales by the Company to Point Group Corporation totaled $4,877,000, $6,097,000 and $1,156,000 in 2001, 2000 and 1999, respectively. Point Group Corporation's accounts receivable balances totaled $1,140,000, $2,222,000 and $125,000 in 2001, 2000 and 1999, respectively. The Company has eliminated unrealized profit associated with the sales to Point Group Corporation to the extent of its equity interest.

4 CREDIT FACILITIES AND LONG-TERM NOTES PAYABLE

The Company has a $15,000,000 term loan facility which was used to finance the purchase of the businesses and net assets of Kao. The Company also has a $25,000,000 revolving line-of-credit facility. The term loan facility requires quarterly principal payments of

$750,000 on a straight-line amortization schedule. The interest rate is at the lower of prime plus .75 percent or LIBOR plus 2.25 percent (4.39 percent at December 28, 2001). The revolving line-of-credit facility provides for borrowings based on a formula using eligible accounts receivable and inventories with interest rates of prime plus .5 percent or LIBOR plus 2.0 percent (4.14 percent at December 28, 2001). Both facilities have five-year terms and contain certain financial covenants. The Company was in compliance with such covenants as of December 28, 2001.

The amount outstanding on the term loan facility at December 28, 2001 and December 29, 2000 was $6,696,000 and was $9,760,000, respectively. The Company had no borrowings outstanding under the revolving line-of-credit facility at December 28, 2001 and December 29, 2000.

The Company also had an installment note, payable in monthly installments, at an interest rate of 8.1 percent. The note was collateralized by certain equipment. The amount outstanding under this installment note as of December 29, 2000 was $785,000. The note was paid in full during 2001.

Future scheduled maturities of long-term debt are as follows as of December 28, 2001 (in thousands):

2002	$ 2,976
2003	2,976
2004	744
Total	6,696
Less- Current portion	2,976
Long-term notes payable, net of current portion	$ 3,720

5 SHAREHOLDERS' EQUITY

Effective August 11, 1999, the Company's board of directors approved a 2-for-1 stock split effected as a stock dividend to shareholders. On May 8, 2000, the Company's board of directors approved a second 2-for-1 stock split effected as a stock dividend to shareholders. All per share and share outstanding data in the consolidated financial statements and notes to consolidated financial statements have been retroactively restated to reflect both stock splits.

The Company's board of directors authorized a stock repurchase plan in October 2000 that allows the Company to repurchase up to 2,000,000 common shares. The Company repurchased a total of 800,200 shares at a cost of $5,040,000 during 2000. No shares were repurchased during 2001.

In October 2001, 400,000 outstanding warrants were exercised at $5.00 per share.

6 STOCK PLANS

Employee stock purchase plan

The Company has an employee stock purchase plan, which enables employees to contribute up to 10 percent of their compensation toward the purchase of the Company's common stock at a price equal to 85 percent of fair market value. A total of 1,000,000 shares have been reserved for issuance under this plan. Shares issued under the plan totaled approximately 339,000 in 2001, 143,000 in 2000 and 186,000 in 1999.

Stock option plan

The Company has a 1996 Stock Option Plan (the Plan) to provide for the granting of stock options to employees, officers, directors and independent consultants of the Company at exercise prices not less than 100 percent of the fair market value of the Company's common stock on the date of grant. The authorized number of shares reserved for issuance totaled 6,400,000, of which 125,220 remained available for grant at December 28, 2001. These options, which can be either incentive stock options or nonqualified options, vest over a three- to five-year schedule and expire 10 years after the grant date. The Company also issued nonqualified stock options outside of the Plan for the purchase of 1,268,000 shares of common stock. These options were issued at the fair market value of the Company's stock on the date of grant and vest over a four- to five-year schedule.

During 2001, the Company granted 693,000 nonqualified stock options to certain officers of the Company. Since these options were not granted pursuant to an approved plan, such options are subject to variable plan accounting pursuant to Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25)." The Company is required to recognize compensation expense equal to the amount by which the quoted market value of the Company stock exceeds the exercise price of the option, prorated for the length of time the grants have been outstanding. The variable plan accounting will cease when the shareholders approve the granting of the options or the options are exercised or cancelled. The Company recognized compensation expense related to these options of $261,000 in 2001, which is reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations.

Information regarding the options are summarized below (shares in thousands):

	2001		2000		1999	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Options outstanding, beginning of year	2,268	$ 7.40	3,210	$ 2.63	4,624	$ 1.98
Granted	2,312	6.20	1,160	20.63	742	4.96
Exercised	(357)	2.12	(1,410)	2.04	(1,772)	1.92
Canceled	(374)	13.59	(692)	22.60	(384)	2.57
Options outstanding, end of year	3,849	$ 7.07	2,268	$ 7.40	3,210	$ 2.63
Options exercisable, end of year	926	$ 3.40	690	$ 3.30	259	$ 2.49

Range of Excercise Prices		Options Outstanding: Outstanding as of 12/28/01	Weighted average Remaining Life	Weighted average Exercise Price	Options Exercisable: Exercisable as of 12/28/01	Weighted average exercise price
$ 1.13	$ 2.86	878	6.2	$ 2.18	709	$ 2.12
2.87	5.71	502	7.3	4.28	104	4.15
5.72	8.57	2,039	9.2	6.17	75	5.97
14.28	17.14	5	7.9	16.53	2	16.53
17.15	19.99	11	8.5	17.59	2	17.22
20.00	22.85	400	8.3	20.94	32	20.94
22.86	24.13	14	8.1	24.13	2	24.13
		3,849	8.0	$ 7.07	926	$ 3.40

The Company accounts for its stock option grants under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Since options have been granted at not less than the market value on the date of grant, no compensation expense has been recognized for the stock options granted. Had the compensation cost of option grants been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's income and EPS, on a pro forma basis, would have been reported as follows (in thousands, except per share data):

	2001	2000	1999
Net income:			
As reported	$ 9,033	$ 24,859	$25,827
Pro forma	$ 6,193	$ 24,122	$23,030
EPS as reported:			
Basic	$ 0.28	$ 0.78	$ 0.87
Diluted	$ 0.27	$ 0.74	$ 0.79
Pro forma EPS:			
Basic	$ 0.19	$ 0.76	$ 0.78
Diluted	$ 0.19	$ 0.72	$ 0.71

In determining the compensation cost of the options granted, as specified by SFAS No. 123, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in these calculations are summarized below:

	2001	2000	1999
Risk-free interest rate	5.50%	6.40%	5.48%
Expected life of options granted	7 Years	10 years	10 years
Expected volatility of options granted	94.56%	127.79%	82.67%
Weighted average fair value of options granted	$ 5.44	$ 19.55	$ 8.71

7 INCOME TAXES

The provision for income taxes for the Company was as follows (in thousands):

	2001	2000	1999
Current taxes payable:			
Federal	$ 5,776	$ 8,607	$ 7,661
State	738	1,284	834
Foreign	1,059	2,522	3,333
	7,573	12,413	11,828
Deferred	(2,352)	1,179	149
Total provision	$ 5,221	$ 13,592	$ 11,977

The provision for foreign income taxes is based upon foreign pretax-income of approximately $4,500,000, $12,300,000 and $16,000,000 in 2001, 2000 and 1999, respectively.

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	2001	2000	1999
Statutory federal income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal income tax benefit	3.2	0.5	1.6
Effects of unconsolidated entity	(8.8)	1.3	1.7
Foreign tax effect	(1.8)	(3.4)	(8.3)
Valuation allowance	11.3	-	-
Other	(1.3)	2.9	2.7
Effective income tax rate	36.6%	35.3%	31.7%

The components of the deferred tax asset (liability) were as follows (in thousands):

	December 28, 2001	December 29, 2000
Current:		
Accounts receivable reserves	$ 749	$ 793
Inventory reserves	582	581
Accrued liabilities	1,302	571
Other	550	429
Total current deferred tax asset	$ 3,183	$ 2,374
Long-term:		
Depreciation and amortization	$ (1,744)	$ (1,813)
Gain on unconsolidated entity stock sale	-	(1,474)
Capital loss carryforward	1,610	-
Valuation allowance	(1,610)	-
Total long-term deferred tax liability	$ (1,744)	$(3,287)

The Company has not recorded deferred income taxes applicable to undistributed earnings of its non-U.S. subsidiaries as all such earnings are deemed to be indefinitely reinvested in those operations. If earnings of these non-U.S. subsidiaries were not indefinitely reinvested, a deferred liability would have been required in the amount of $0.6 million and $1.7 million as of December 28, 2001 and December 29, 2000, respectively.

8 RELATED-PARTY TRANSACTIONS

The Company leases one of its manufacturing and office facilities from a partnership that is majority-owned by a significant shareholder and director of the Company. The Company believes the terms are equivalent to those that would be paid in an arms-length transaction. Lease payments totaled $649,000 in 2001, $641,000 in 2000 and $719,000 in 1999.

9 COMMITMENTS AND CONTINGENCIES

Operating leases

The Company is committed under operating leases with related and unrelated parties for the rental of manufacturing, warehouse and office facilities. Future minimum lease obligations are as follows as of December 28, 2001 (in thousands):

2002	$ 5,486
2003	4,040
2004	2,915
2005	2,919
2006	2,111
Thereafter	23,067
	$40,538

Rent expense under operating leases, exclusive of real estate taxes, insurance and maintenance expense was $5,480,000 in 2001, $7,849,000 in 2000 and $7,346,00 in 1999.

Ireland employment grants

The Company and the Ireland businesses acquired have received employment grants from the Ireland Development Authority (IDA) totaling $3,454,000 during the period from 1995 through 2000. These grants were awarded by the IDA for creating and maintaining permanent employment positions in Ireland for a period of at least five years. The receipt of future grant installments will extend this period of contingent repayment to five years from the date of the last receipt. Termination of any number of these positions within a five-year period may result in the pro rata return of the grants based on the number of positions terminated compared to the number of new positions originally created.

The Company recognizes income from the grants on a straight-line basis. The income is included in selling, general and administrative expenses in the consolidated statements of operations.

401(k) plan

The Company has a discretionary 401(k) plan for all employees who are at least 21 years of age and have completed 60 days of service with the Company. The Company's discretionary contributions totaled $301,000 in 2001, $665,000 in 2000 and $252,000 in 1999.

Litigation

The Company is involved in various claims arising in the normal course of business. In management's opinion, the final resolution of these claims should not have a material adverse effect on the Company's financial position or the results of its operations.

10 QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited quarterly data is as follows (in thousands, except per share data):

	Quarters ended			
	March 30	June 29	September 28	December 28
2001				
Sales	$ 62,796	$ 51,815	$ 45,829	$ 56,358
Gross profit	14,873	12,928	9,752	12,558
Net income	4,214	3,483	1,865	(528)
Basic EPS	.13	.11	.06	(.02)
Diluted EPS	.13	.11	.06	(.02)

	Quarters ended			
	March 31	June 30	September 29	December 29
2000				
Sales	$ 57,867	$ 63,255	$ 59,348	$ 58,620
Gross profit	18,686	20,280	16,875	15,685
Net income	6,394	7,798	5,457	5,210
Basic EPS	.20	.24	.17	.16
Diluted EPS	.19	.23	.16	.16

Noncash special charges recorded in the fourth quarter of 2001 totaled $3,480,000, net of tax, or $.11 per share. $2,926,000 relates to the write-off of the Company's investment in an unconsolidated business; $554,000 relates to the write-off of goodwill recorded as part of a 1997 acquisition.

11 INDUSTRY SEGMENT AND OPERATIONS BY GEOGRAPHIC AREAS

The Company operates in one industry segment. The geographic distributions of the Company's identifiable assets, operating income and revenues for 2001, 2000 and 1999 are summarized as follows (in thousands):

	2001	2000	1999
Total revenues:			
United States	$ 176,279	$ 170,852	$ 161,488
Europe	44,451	62,646	75,543
Canada	20,663	22,108	17,789
Less- Intergeographic revenues	(24,596)	(16,516)	(16,122)
	$ 216,797	$ 239,090	$ 238,698
Operating income:			
United States	$ 20,591	$ 32,406	$ 28,202
Europe	1,720	7,627	12,670
Canada	3,512	5,861	4,440
Less- Corporate, interest and other expense and eliminations	(8,601)	(7,900)	(9,120)
	$ 17,222	$ 37,994	$ 36,192
Assets:			
United States	$ 51,008	$ 58,119	$ 47,125
Europe	35,732	39,965	34,773
Canada	15,713	17,835	12,921
Total identifiable assets	102,453	115,919	94,819
Corporate assets and eliminations	61,053	52,016	47,485
	$ 163,506	$ 167,935	$ 142,304
Capital expenditures:			
United States	$ 1,315	$ 7,675	$ 5,885
Europe	3,330	3,592	5,660
Canada	289	3,016	418
	$ 4,934	$ 14,283	$ 11,963
Depreciation and amortization:			
United States	$ 7,407	$ 7,108	$ 6,455
Europe	1,806	1,679	1,269
Canada	1,230	971	246
	$ 10,443	$ 9,758	$ 7,970

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Zomax Incorporated:

We have audited the accompanying consolidated balance sheets of Zomax Incorporated (a Minnesota corporation) and Subsidiaries as of December 28, 2001 and December 29, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zomax Incorporated and Subsidiaries as of December 28, 2001 and December 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Minneapolis, Minnesota,

January 25, 2002

SHAREHOLDERS INFORMATION:

Corporate Headquarters:

Zomax Incorporated
5353 Nathan Lane
Minneapolis, Minnesota 55442-1952
763-553-9300
763-519-3710 facsimile
www.zomax.com

INVESTOR INFORMATION:

Analysts, investors, media and others seeking financial and general information should contact:

Chief Financial Officer
Zomax Incorporated
5353 Nathan Lane
Minneapolis, Minnesota 55442-1952
763-553-9300

Securities Listing:

Zomax's common stock is traded on the Nasdaq Stock Market under the symbol "ZOMX".

Annual Meeting:

The Annual Meeting of Shareholders will be held at
3:30 p.m. on Wednesday, April 24, 2002
at the Lutheran Brotherhood Auditorium
625 Fourth Avenue South
Minneapolis, Minnesota 55415

General Councel:

Fredrikson & Byron, P.A.

Independent Auditors:

Arthur Andersen LLP

Directors:

James T. Anderson
Co-Founder, Chairman and
Chief Executive Officer

Anthony Angelini
President and Chief Operating Officer

Phillip T. Levin
Co-Founder, CEO of RNR, Inc.

Robert Ezrilov
Independent Consultant

Howard P. Liszt
Senior Fellow, University of Minnesota
Retired CEO, Campbell Mithun Advertising

Janice Ozzello Wilcox
Senior Vice President and CFO of Marquette
Bancshares, Inc.

Officers:

James T. Anderson
Co-Founder, Chairman and Chief Executive Officer

Anthony Angelini
President, Chief Operating Officer and Director

Michelle S. Bedard
Executive Vice President Sales and Marketing

John Gelp
Executive Vice President, Chief Financial Officer
and Secretary

Zomax Incorporated

Corporate Headquarters: 5353 Nathan Lane, Plymouth, MN 55442 -1952

California: 800 Corporate Way, Fremont, CA 94539-6106
1640 Berryessa Road, San Jose, CA 95133-1045
2727 Systron Drive, Concord, CA 94518-1355

Indiana: 5075 W.74th Street, Indianapolis, IN 46268-5112

Zomax Canada Company

Canada: 10 Didak Drive , Arnprior, Ontario K7S 3H2, Canada

Zomax Limited

Ireland: Unit 1A, Cloverhill Industrial Estate, Clondalkin, Dublin 22, Ireland
Woodford Business Park, Santry, Dublin, Ireland

Telephone: 763.553.9300
Facsimile: 763.519.3710

www.zomax.com

ZOMAX
INCORPORATED